SCHEDULE 13G

CUSIP No.       N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  n/a )*

 Ardagh Group S.A.

(Name of Issuer)

Class B Common Shares, par value €0.10 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.       N/A

1		NAMES OF REPORTING PERSONS ARD Finance S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 181,826,382
	6	SHARED VOTING POWER 35,869,618
	7	SOLE DISPOSITIVE POWER 181,826,382
	8	SHARED DISPOSITIVE POWER 35,869,618
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[1] 217,696,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[2] 92.1%
12		TYPE OF REPORTING PERSON (see Instructions) OO

1 Represents 181,826,382 Class B common shares directly held by ARD Finance S.A. and 35,869,618 Class B common shares directly held by ARD Group Finance Holdings S.A., a wholly-owned subsidiary of ARD Finance S.A., which ARD Finance S.A. may be deemed to beneficially own. ARD Finance S.A. is a subsidiary of ARD Holdings S.A. As a result, ARD Holdings S.A. may be deemed to be the ultimate beneficial owner of the Class B common shares held by ARD Finance S.A.

2 Class B common shares are convertible into Class A common shares at any time at the option of the holder thereof. Represents the percent of Class A common shares beneficially owned if the 217,696,000 Class B common shares reported in Row (9) are converted into Class A common shares.

SCHEDULE 13G

CUSIP No.       N/A

1		NAMES OF REPORTING PERSONS ARD Group Finance Holdings S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,869,618
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,869,618
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[3] 35,869,618
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[4] 65.8%
12		TYPE OF REPORTING PERSON (see Instructions) OO

3 Represents 35,869,618 Class B common shares directly held by ARD Group Finance Holdings S.A. ARD Group Finance Holdings S.A. is a wholly-owned subsidiary of ARD Finance S.A. and an indirect subsidiary of ARD Holdings S.A. As a result, ARD Finance S.A. may be deemed to beneficially own, and ARD Holdings S.A. may be deemed to be the ultimate beneficial owner of, the Class B common shares held by ARD Group Finance Holdings S.A.

4  Class B common shares are convertible into Class A common shares at any time at the option of the holder thereof. Represents the percent of Class A common shares beneficially owned if the 35,869,618 Class B common shares reported in Row (9) are converted into Class A common shares.

SCHEDULE 13G

CUSIP No.       N/A

Item 1.

Name of Issuer:

Ardagh Group S.A.

(a)Address of Issuer’s Principal Executive Offices:

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

Item 2.

(a)Name of Person Filing:

This Schedule 13G is being filed on behalf of:

ARD Finance S.A.

ARD Group Finance Holdings S.A.

(b)Address of Principal Business Office or, if none, Residence:

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg

(c)Citizenship:

Luxembourg

(d)Title of Class of Securities:

Class B Common Shares, par value €0.10 per share

(e)CUSIP No.:

N/A5

5 There is no CUSIP number currently associated with the Class B common shares.  The Class B common shares are convertible into Class A common shares at any time at the option of the holder thereof.  The CUSIP number for the Class A common shares is L0223L101.

SCHEDULE 13G

CUSIP No.       N/A

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	◻	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	◻	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	◻	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	◻	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

SCHEDULE 13G

CUSIP No.       N/A

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

ARD Finance S.A.	217,696,000[6]
ARD Group Finance Holdings S.A.	35,869,618[7]

(b) Percent of class:

ARD Finance S.A.	92.1%[8]
ARD Group Finance Holdings S.A.	65.8%[9]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

ARD Finance S.A.	181,826,382
ARD Group Finance Holdings S.A.	0

(ii) Shared power to vote or to direct the vote

ARD Finance S.A.	35,869,618
ARD Group Finance Holdings S.A.	35,869,618

(iii) Sole power to dispose or to direct the disposition of

ARD Finance S.A.	181,826,382
ARD Group Finance Holdings S.A.	0

(iv) Shared power to dispose or to direct the disposition of

ARD Finance S.A.	35,869,618
ARD Group Finance Holdings S.A.	35,869,618

6 See footnote 1.

7 See footnote 2.

8 See footnote 3.

9 See footnote 4.

SCHEDULE 13G

CUSIP No.       N/A

Item 5.  Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ◻

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not Applicable

Item 10.  Certifications

Not Applicable

SCHEDULE 13G

CUSIP No.       N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2020

ARD FINANCE S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer

ARD GROUP FINANCE HOLDINGS S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer